April 8, 2008

United States Securities

And Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel
Assistant Director

Dear Mr. Spirgel:

In re:	Breda Telephone Corp.
Form 10-KSB/A for the fiscal year ended December 31, 2006
Filed December 20, 2007
File No. 0-26525

Breda Telephone Corp. hereby acknowledges receipt of your letter dated March 18, 2008. Breda also hereby acknowledges that until such time as Breda is able to file audited financial statements with an unqualified auditor’s opinion, Breda’s ability to conduct certain offerings may be restricted as noted on Page 2 of the above-referenced letter.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO

jm